September 22, 2008

Vincenzo LiCausi
Chief Financial Officer
Cambridge Heart, Inc.
100 Ames Pond Drive
Tewksbury, Massachusetts 01876

> **Re: Cambridge Heart, Inc.**
> **Form 10-Q for the quarter ended June 30, 2008**
> **Filed August 11, 2008**
> **File No. 000-20991**

Dear Mr. LiCausi:

We reviewed your filings and correspondence dated September 16, 2008 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Item 6. Exhibits</u>

1.   We note your response to prior comment 15. Please clarify how you concluded that the existence of the facility and initial borrowing by you was not material in light of:

- "what [you] believed to be a short-term issue centering on the illiquidity in the ARS market," as noted in your response to prior comment 15, given your seemingly inconsistent response to prior comment 6, where you indicate that you concluded during your second quarter that "market condition was not a short-term issue" and "liquidity would not resume in short order;" and
- your disclosure on page 23 of your Form 10-Q for the period ended June 30, 2008 and your responses to prior comments 8 and 9, where you indicate that the initial and available borrowings under this facility would be the primary provider to you of cash and liquidity until "solutions" to the illiquidity of the ARSs are available. We also note your disclosure that if these "solutions" do

not materialize, you may need to seek other financing options and that you have generated "recurring negative cash flow from operations."

Also, it is unclear why the fact that this arrangement is not "documented in the same manner as a typical revolving credit facility" permits you to not file such arrangement as an exhibit to your most recent Form 10-Q. Please expand your response accordingly.

* * * * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Geoffrey Kruczek at (202) 551-3641 or me at (202) 551-3635 with any questions.

Sincerely,

Tim Buchmiller
Senior Attorney